BRANDON J. CAGE
Variable Products Counsel
Law Department
Phone: 949-219-3943
Fax: 949-219-6952
Brandon.Cage@pacificlife.com
December 12, 2007
Michael L. Kosoff, Esq.
Staff Attorney
Office of Insurance Products
Division of Investment Management
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, DC 20549-0506

Re:	Response to comments regarding Post-Effective Amendment No. 1 of the Pacific Explorer
(333-141135) Individual Flexible Premium Deferred Variable Annuity, funded by Separate
Account A (811-08946) of Pacific Life Insurance Company regarding new optional benefit riders
Dear Mr. Kosoff:
On behalf of Pacific Life Insurance Company and Separate Account A of Pacific Life Insurance Company (811-08946) (hereinafter collectively referred to as “Registrants”), set forth below are responses to comments received from you via telephone on December 7, 2007 and December 11, 2007, in connection with the above referenced Post-Effective Amendment on Form N-4, filed with the SEC on October 25, 2007.
1. Staff Comment: General Comments:
a. Flexible Lifetime Income Rider II (FLIR II). Please consider adding a brief section that discusses contemporaneous ownership with similar riders. In addition, consider adding disclosure concerning when one optional rider may be preferable over another.
b. Guaranteed Income Advantage 3 Rider (GPA 3). Please consider adding a brief section that discusses contemporaneous ownership with similar riders. In addition, consider adding disclosure concerning when one optional rider may be preferable over another.
c. Please consider adding example number cross references to the rider disclosure where applicable.
Response: We will consider adding the above referenced disclosure items when we revise all variable annuity prospectuses. Thank you.

Mr. Kosoff
December 12, 2007

2. Staff Comment: Examples — Minimum and Maximum. Please confirm whether any fee waivers are included in the calculations and if so whether they are only included for the duration of the waiver.
Response: The Minimum and Maximum example numbers for years 1, 3, 5 and 10 do not include any fee waivers in the calculation; only gross numbers are used.
3. Staff Comment: For Both FLIR II & GPA 3 — Purchasing sections.
a. Asset allocation model paragraph
i. Please confirm supplementally that a contract owner can invest in any asset allocation model under these riders.
Response: We hereby confirm that a contract owner may allocate their contract value to any of the existing asset allocation models (e.g. Model A through Model E).
ii. If there are any asset allocation models that cannot be used under these riders, please provide disclosure to that effect.
Response: Currently, all existing asset allocation models are available for use with these riders. We will add appropriate disclosure if we restrict an asset allocation model in the future.
iii. If you reserve the right to restrict a particular asset allocation model for use with these riders, please provide disclosure to that effect.
Response: At this time, there is no intention of restricting a particular model. If we decide that we may restrict a particular asset allocation model for use with these riders in the future, we will add appropriate disclosure at that time.
b. In the exchange paragraph, please bold the sentence that reflects the potential negative effects of exchanging Riders.
Response: For FLIR II we made the appropriate sentences bold. In addition, for GPA 3, we added the following bold disclosure:
“Only one GPA 3 or Guaranteed Protection Advantage 5 (GPA 5) Rider may be owned or in effect at the same time. You may elect to terminate an existing GPA 5 Rider and purchase the GPA 3 Rider, if available, on any Contract Anniversary. Your election of this option may result in a reduction in the Guaranteed Protection Amount. In addition, you will be subject to the charge for the new Rider in effect at the time of the exchange.”
c. First paragraph after the bullets. Please explain supplementally, why the first two sentences are in the supplement and why the restrictions in the same paragraph are in the supplement and not in the prospectus.
Response: The first two sentences are in the supplement to remind potential rider purchasers about the investment allocation limitations and to provide a cross reference to the asset allocation model disclosure in the prospectus. The restrictions disclosed in the rest of the paragraph are in the prospectus under the asset allocation model disclosure. Any variation in language will be reconciled at the next prospectus update.

Mr. Kosoff
December 12, 2007

4. Staff Comment: FLIR II — Required Minimum Distributions section. Please include a cross reference where the Required Minimum Distributions disclosure can be found in the tax section of the prospectus.
Response: We added the following cross reference disclosure as the last paragraph of the Required Minimum Distributions section:
“See the FEDERAL TAX STATUS — Qualified Contracts — Required Minimum Distributions section in the Prospectus.”
5. Staff Comment: FLIR II — Depletion of Contract Value section. Please reconcile the second to last bullet point that states “the Contract will cease to provide any death benefit” with the first sentence of the paragraph immediately after the bullet point which states “If the Owner or sole surviving Annuitant dies and the Contract Value is zero as of the date of death, any Remaining Protected Balance will be paid to the Beneficiary under a series of pre-authorized withdrawals...”
Response: Both statements are correct and do not contradict one another. Since there is no Contract Value remaining, at the death of the Owner or sole surviving annuitant, there is no death benefit provided under the base Contract. The payments of the Remaining Protected Balance are not death benefits. The payments will continue until the Remaining Protected Balance is zero and are not affected by other rider provisions (e.g. Resets, Credits, etc.). However, we added the following disclosure [emphasis added]:
If the Owner or sole surviving Annuitant dies and the Contract Value is zero as of the date of death, there is no death benefit, however, any Remaining Protected Balance will be paid to the Beneficiary under a series...”
6. Staff Comment: FLIR II — Depletion of Remaining Protected Balance section.
a. Please explain whether the Remaining Protected Balance is reinstated or remains depleted when the contract resets at the end of the contract year.
Response: If the first withdrawal was taken before age 59 1/2 and no resets occurred, the Remaining Protected Balance will not be reinstated because the Rider terminates. However, if the first withdrawal was taken after 59 1/2 or there was a reset after age 59 1/2, the Remaining Protected Balance could potentially be reinstated through an Automatic or Owner-Elected Reset. Based on this information, we added the following disclosure to the end of second bullet point:
“If an Automatic or Owner-Elected Reset occurs, the Remaining Protected Balance will be reinstated to an amount equal to the Contract Value as of that Contract Anniversary.”
b. The supplement and prospectus describe two different aggregate base reference values in connection with the riders (i.e. the Protected Payment Base and Remaining Protected Balance). The supplement and prospectus disclosure states that the Protected Payment Base is unaffected by RMD distributions but the Remaining Protected Balance will decrease by the amount of such distributions. Please clarify supplementally, the purpose of using the Remaining Protected Balance as a reference value separate and apart from the Protected Payment Base?
Response: The primary purpose of the Protected Payment Base is to determine the amount that a contract owner may withdraw each year under the rider. The actual dollar amount that may be withdrawn each

Mr. Kosoff
December 12, 2007

contract year is 5% of the Protected Payment Base (referred to as the Protected Payment Amount). On the other hand, the Remaining Protected Balance is the total amount of future withdrawals that may be taken under the Rider.
In order to determine the benefits provided under the rider, both the Remaining Protected Balance and Protected Payment Base balances have to be increased at the same time (e.g. annual credits, resets, subsequent purchase payments, etc.), decreased at different times (e.g. a withdrawal less than the Protected Payment Amount) or decreased at the same time (e.g. a withdrawal that exceeds the Protected Payment Amount).
Since the Remaining Protected Balance is used to keep track of the total amount of future withdrawals available under the rider, it is reduced by the amount of any withdrawal taken. The Protected Payment Base is unaffected by RMDs because we did not want to penalize a contract owner that is forced, by federal tax law, to take more than the allowable amount (5% of the Protected Payment Base) each year. If we were to adjust the Protected Payment Base under this scenario, the amount that a Contract Owner may take each year under the rider may be reduced.
c. The supplement notes that upon the depletion of the Remaining Protected Balance, when a withdrawal under the contract was first made before 59 1/2, the rider will terminate. Since an owner may outlive the number of required distributions mandated by federal tax law, the rider suggests that the rider may terminate as to an owner who has made an early withdrawal but since only has taken mandated distributions. Please clarify supplementally if this is accurate and if so, then please disclose in prospectus.
Response: The scenario described, although remote in possibility, may occur. If a contract owner makes a withdrawal at age 58, and then does not start making any other withdrawals until required to do so (age 70 1/2), then when the Remaining Protected Balance is depleted, the rider will terminate. One key element missing in the scenario is the Reset feature that is built into the Rider. The Rider is set up to have automatic resets occur each contract anniversary when the Contract Value is greater than the Protected Payment Base including any annual credit. In addition, a Contract Owner could do an Owner-Elected Reset on any contract anniversary. If a Contract Owner in this scenario elected to make an Owner-Elected Reset after age 59 1/2 , then the Rider would not terminate when the RMDs kick in and the Remaining Protected Balance eventually goes to zero.
Since there is a possibility that this may occur, we added the following disclosure after the bullets to remind the contract owner of the reset feature:
“Before your Remaining Protected Balance is zero, if you took your first withdrawal before 59 1/2 and you would like to be eligible for lifetime payments under the Rider, an Automatic or Owner-Elected Reset must occur after age 59 1/2 . See the Reset of Protected Payment Base and Remaining Protected Balance section of this Rider.”
7. Staff Comment: FLIR II Sample Calculations.
a. Please include a simple example showing the effects of the Annual Credit resets and application of the Maximum Credit Base.
Response: We added an additional example to the supplement that helps explain the Annual Credit and Maximum Credit Base.

Mr. Kosoff
December 12, 2007

b. Example #1, third bullet. Please update the $5,000 figure for the Protected Payment Amount once the appropriate percentage is known.
Response: The bullet was updated with the appropriate percentage as follows:
“Protected Payment Amount = 5% of Protected Payment Base = $5,000”
8. Staff Comment: GPA 3 — How the GPA 3 Rider Works. Include an example of the a+b-c formula including how the adjustment in variable “c” operates.
Response: For consistency and easier comprehension, we modified the GPA 3 Sample Calculations example to include the formula (Guaranteed Protection Amount = (a) plus (b) minus (c) and the applicable adjustment in variable (c).
9. Staff Comment: Missing Information. The supplement does not contain data on fees, the amount of the annual credit and credit period. Please file the missing data in a “485(a)” filing amendment. Please note that the Staff is unable to complete its review until the amendment is filed.
Response: On December 12, 2007 we filed Post-Effective Amendment No. 2, pursuant to Rule 485(a), with the appropriate information included.
10. Staff Comment: Tandy Representation. Notwithstanding our comments, please acknowledge that : 1) the Commission staff has not passed upon the accuracy or adequacy of the above-referenced filing; 2) the review of the filing by the Commission staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
Response: The Registrants hereby acknowledge as follows: 1) the Commission staff has not passed upon the accuracy or adequacy of the above referenced filing; 2) the review of the filing by the Commission staff does not relieve the Registrants from its full responsibility for the adequacy and accuracy of the disclosure in the filing nor does it foreclose the Commission from taking any action with respect to the filing; and 3) the Registrants may not assert, as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States, that the Commission staff reviewed this filing and provided comments to the Registrants or that the filing became automatically effective thereafter.
I believe that the foregoing is responsive to the SEC Staff’s comments. If you have any questions, please call me at (949) 219-3943. Thank you.

Sincerely,
/s/ BRANDON J. CAGE

Brandon J. Cage